Exhibit 99.1

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1                    Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)

Suite 1400 — 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2                    Date of Material Change

February 11, 2013

Item 3                    News Release

A news release with respect to the material change referred to in this report was disseminated by the Company through Marketwire on February 11, 2013 and subsequently filed on SEDAR.

Item 4                    Summary of Material Change

The Company announced on February 11, 2013 that it has amended its revolving credit agreement to allow the Company to borrow up to US$100 million from a syndicate of banks.

Item 5                    Full Description of Material Change

The Company announced that it has amended its revolving credit agreement to allow the Company to borrow up to US$100 million (the “Revolving Loan”) from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the “Syndicate”). The Revolving Loan now has a term of four years, which is extendable by mutual consent of Sandstorm and the Syndicate.  The Revolving Loan is subject to the same interest and standby fees as the Company’s previous revolving credit agreement announced on January 12, 2012.

Item 6                    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                    Omitted Information

Not applicable.

Item 8                    Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9                    Date of Report

DATED as of this 19th day of FEBRUARY, 2013.

Sandstorm Gold Ltd.

By:	/s/ Erfan Kazemi
Erfan Kazemi
Chief Financial Officer